July 22, 2025

Sam Tabar
Chief Executive Officer
WhiteFiber, Inc.
31 Hudson Yards, Floor 11, Suite 30
New York, NY 10001

       Re: WhiteFiber, Inc.
           Registration Statement on Form S-1
           Filed July 11, 2025
           File No. 333-288650
Dear Sam Tabar:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Certain Material United States Federal Income Tax Considerations, page 135

1. It appears that the tax opinion filed as Exhibit 8.1 to the registration statement is a short-form opinion. If true, please revise your disclosure in this section to clearly identify each material tax consequence being opined upon, set forth the opinion as to each identified tax item, and set forth the basis for the opinion, stating clearly that the disclosure is the opinion of the named counsel. Please also revise the tax opinion filed as Exhibit 8.1 to clarify that the statements relating to material United States Federal income tax consequences are the opinion of counsel rather than an "accurate summary." Finally, please revise this heading, the preceding heading, and the body of this section to remove the word "certain" from "certain material" income tax consequences. Refer to Section III.C of Staff Legal Bulletin No. 19
(CF).
 July 22, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Irene Paik at 202-551-6553 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Elliot Lutzker